                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                TSI INCORPORATED
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                     ---------------------------------------
                         (Title of Class of Securities)

                                    872876107
                     ---------------------------------------
                                 (CUSIP Number)

                            Richard D. McNeil, Esq.
                            Lindquist & Vennum, PLLP
                            4200 IDS Center
                             Minneapolis, MN 55402
                            Telephone: (612) 371-3266
                            Fax no.: (612) 371-3207

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 10, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 6 Pages


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
------------------------------                           -------------------------------------------
 CUSIP No. 872876107                       13D            Page __2__ of __6__ Pages
------------------------------                           -------------------------------------------
----------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       John J. Fauth
       JJF Group, Inc., a Minnesota corporation;
       JJF Acquisition, Inc. a Minnesota corporation.
----------------------------------------------------------------------------------------------------
  2

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /  /

         (b) /  /

----------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

               PF,OO

----------------------------------------------------------------------------------------------------
  5

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  /  /

----------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mr. Fauth is a citizen of the United States.
          JJF Group, Inc. is a corporation organized under the laws of the State of Minnesota.
          JJF Acquisition, Inc. is a corporation organized under the laws of the State of Minnesota.
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF                Mr. Fauth - 1,009,000 shares
      SHARES                 JJF Group, Inc. - 0 shares
   BENEFICIALLY              JJF Acquisition, Inc. -0 shares
     OWNED BY      ---------------------------------------------------------------------------------
       EACH          8   SHARED VOTING POWER
    REPORTING
      PERSON                             -0-
       WITH



                               Page 2 of 6 Pages


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                   ---------------------------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                             Mr. Fauth - 1,009,000 shares
                             JJF Group, Inc. - 0 shares
                             JJF Acquisition, Inc. -0 shares
                   ---------------------------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                                              -0-
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,009,000
----------------------------------------------------------------------------------------------------
  12

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /

----------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  8.9% (based upon the Issuer's Form 10-Q dated November 15,1999)
----------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                                  MR. Fauth - IN; JJF Group, Inc. - CO; JJF Acquisition, Inc. -CO
----------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (Amendment No. 5) relates to the Common Stock, par value $.10 per share (the "Common Stock"), of TSI Incorporated, a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 500 Cardigan Road, Shoreview, MN 55126.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D (Amendment No. 5) is being filed on behalf of John J. Fauth, an individual, JJF Group, Inc., a Minnesota corporation and JJF Acquisition, Inc. a Minnesota corporation.

         (b) The business address of each of Mr. Fauth, JJF Group, Inc. and JJF Acquisition, Inc. is 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, MN 55402.

         (c) Mr. Fauth's present principal employment is as Chairman and Chief Executive Officer of Churchill Industries, Inc. and Chairman of Churchill Capital, Inc., both of which are


                               Page 3 of 6 Pages


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located at the address set forth in 2(b) above. Mr. Fauth is also President and Chief Executive Officer of JJF Group, Inc. and JJF Acquisition, Inc.

         (d)-(e) During the last five years, Mr. Fauth, JJF Group, Inc. or JJF Acquisition, Inc. (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Fauth is a citizen of the United States. JJF Group, Inc. and JJF Acquisition, Inc. are corporations organized under the laws of the State of Minnesota.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         As described in the press release attached hereto, on January 10, 2000 Mr. Fauth, JJF Group, Inc. and JJF Acquisition, Inc. announced that the board of directors of the Company had approved a $15.25-per-share cash transaction in which the Company will become a wholly-owned subsidiary of JJF Group, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date this filing is made, Mr. Fauth beneficially owns 1,009,000 shares of Common Stock, representing approximately 8.9% of the outstanding shares of Common Stock of the Company. The foregoing percentage is based upon 11,339,332 shares of Common Stock reported outstanding as set forth in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1999, as filed by the Company with the Securities and Exchange Commission. At present, JJG Group, Inc. and JJF Acquisition, Inc. beneficially own no shares of the Company.

         (b) Mr. Fauth has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns. JJF Group, Inc. and JJF Acquisition, Inc. hold no shares of the Company and have no power to vote or dispose of shares of its Common Stock.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

         Neither Mr. Fauth, JJF Group, Inc. nor JJF Acquisition, Inc. has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company other than the following:

         On January 10, 2000 JJF Group, Inc., JJF Acquisition, Inc. and Mr. Fauth entered into an agreement and plan of merger with the Company whereby the Company would become a wholly-owned subsidiary of JJF Group, Inc. Contemporaneous with the execution of the merger agreement, Mr. Fauth, JJF Group, Inc. and JJF Acquisition, Inc. entered into a voting agreement with eight shareholders of the Company who are also the members of the Company's board of directors. The voting agreement concerns an aggregate 1,251,155 shares of common stock of the Company, or 10.95% of the outstanding shares of the Company's common stock. The voting agreement provides that as long as the voting agreement is in effect, at any meeting of the Company's shareholders or in connection with any consent solicitation of the Company's shareholders, the shareholders shall vote their shares in favor of the merger agreement with Mr. Fauth, JJF Group, Inc. and JJF Acquisition, Inc., and against any proposal for a recapitalization, sale of assets or proposal by any other party to engage in a business combination with the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.                 Description
-----------                 -----------
     1             Form of Margin Loan Agreement*
     2             Letter to TSI Incorporated dated March 11, 1999*
     3             Letter from TSI Incorporated dated April 27, 1999*
     4             Letter to TSI Incorporated dated June 14, 1999*
     5             Joint Filing Agreement*
     6             Definitive Proxy Statement of John J. Fauth and JJF Group, Inc. for the Annual
                   Meeting of Shareholders of TSI Incorporated (SEC file number:
                   000-02958), as filed with the Commission on July 2, 1999 and as amended from time to time, incorporated herein by
                   reference to such filing.*
     7             Stock Purchase Agreement dated July 6,1999 between John J. Fauth and First
                   American Asset Management. *

     8             Exhibits (a)1-(a)19 and (b)1-(b)2 of the Reporting Person's Schedule 14d(1)
                   (Amendment No. 6) and Schedule 13d (Amendment No. 4)  filed on August 12,
                   1999 is incorporated herein by reference.*

     9             Press release dated January 10, 2000.

     10            Agreement and Plan of Merger by and among JJF Group, Inc., JJF Acquisition,
                   Inc., John J. Fauth and TSI, Incorporated.

     11            Voting agreement among John J. Fauth, JJF Group, Inc. JJF Acquisition, Inc. and
                   James E. Doubles, Lowell D. Nystrom, Frank D. Dorman, Donald M. Sullivan,
                   Kenneth J. Roering, Lawrence J. Whalen, John F. Carlson and Joseph C.
                   Levesque.

-------------------
* Previously filed.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 11, 2000

                                         /s/John J. Fauth
                                   --------------------------------------------
                                    John J. Fauth

                                    JJF GROUP, INC.


                                    By:  /s/John J. Fauth
                                       ----------------------------------------
                                    Its: President and Chief Executive Officer

                                    JJF ACQUISITION, INC.


                                    By:  /s/John J. Fauth
                                       ----------------------------------------
                                    Its: President and Chief Executive Officer






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